SCHEDULE 13D
                                 (Rule 13d-101)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    Under the Securities Exchange Act of 1934
                                  Amendment No.
                                    --------

                            Northwestern Corporation
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                                (Name of Issuer)

       Montana Power Capital I 8.45% Cumulative Quarterly Income Preferred
                              Securities, Series A
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                         (Title of Class of Securities)

                                    612083204
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                                 (CUSIP Number)

                     Mellon HBV Alternative Strategies LLC,
                          200 Park Avenue, Suite 3300,
                     New York, NY 10166-3399, (212) 808-3950
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  MAY 16, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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         1        NAME OF REPORTING PERSONS S.S.
                  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Mellon HBV Alternative Strategies LLC
                  I.R.S. No.:  13-4050836
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)    (b)
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         3        SEC USE ONLY
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         4        SOURCE OF FUNDS*
                  OO
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         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)
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         6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
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         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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         7        SOLE VOTING POWER

                  136,000
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         8        SHARED VOTING POWER

                  0
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         9        SOLE DISPOSITIVE POWER

                  136,000
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         10       SHARED DISPOSITIVE POWER

                  0
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         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                  136,000
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        12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*
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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.2%
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         14       TYPE OF REPORTING PERSON*

                  IA
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     *SEE INSTRUCTIONS BEFORE FILLING OUT.
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


Item 1.  Security and Issuer.

        This statement relates to 136,000 shares of the Montana Power Capital I 8.45% Cumulative Quarterly Income Preferred Securities, Series A (the "Preferred"), of a subsidiary trust of Northwestern Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive office is 125 South Dakota Avenue, Sioux Falls, South Dakota 57104. The Reporting Person identified below is making this filing in respect of its beneficial ownership of the Preferred because it believes that the voting rights of the Preferred may, depending on the occurrence of certain events, be triggered within the next 60 days, thereby causing the Preferred to be voting equity securities as contemplated by Rule 13d-1(i) of the Securities Exchange Act of 1934.

Item 2.  Identity and Background.

         This statement is being filed by Mellon HBV Alternative Strategies LLC (the "Reporting Person"). The Reporting Person is a Delaware limited liability company with its principal executive offices located at 200 Park Avenue, Suite 3300, New York, NY 10166-3399. The Reporting Person serves as investment adviser of Mellon HBV Master Rediscovered Opportunities Fund L.P., Mellon HBV Master Multi-Strategy Fund L.P., Axis RDO Ltd. and HFR DS Performance Master Trust (collectively, the "Clients"). None of the Clients individually owns more than 5% but the Clients in the aggregate hold the forgoing shares of the Preferred.

         During the last five years the Reporting Person, or, to the best of its knowledge, any of their directors or executive officers, has not been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

         The source of funds used for the purchase of the Preferred consists of working capital of the Clients. The aggregate amount of funds required to purchase the Preferred is $1,181,097.81. No funds were borrowed to purchase any shares of the Preferred.


Item 4.  Purpose of Transaction.

         The Reporting Person acquired the Preferred for investment purposes and not for the purpose of changing or influencing the control and/or management of the Company. However, the Reporting Person seeks an opportunity to discuss with the Company's management their plans to reduce the Company's debt in light of the Company's recent public statements concerning its debt reduction targets. The Reporting Person intends to continue monitoring developments at and pertaining to the Company. Subject to market conditions and other factors deemed relevant by the Reporting Person, the Reporting Person may, directly or indirectly, purchase additional shares of the Preferred or dispose of some of such shares in open-market or privately negotiated transactions.


Item 5.  Interest in Securities of the Issuer.

         (a) As of May 21, 2003, the Reporting Person beneficially owned in the aggregate 136,000 shares of the Preferred, representing approximately 5.2% of the outstanding Preferred of the Company (based on the number of shares outstanding as of May 21, 2003 as reported in the Company's annual report for the fiscal year ended December 31, 2002).

        (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose and to direct the disposition of the Preferred.

         (c) Information with respect to all transactions in the shares of the Preferred beneficially owned by the Reporting Person which were effected during the past sixty days is set forth in Exhibit 1 attached hereto and incorporated herein by reference.

         (d) Not applicable.

         (e) Not applicable.


     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.


Item 7.  Material to be Filed as Exhibits.


         Exhibit 1 Table containing information with respect to open-market transactions in the shares of the Preferred by Mellon HBV Alternative Strategies LLC during the past sixty days.

Signature
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2003

         Mellon HBV Alternative Strategies LLC,
         a Delaware Limited Liability Company

         By:  /s/ WILLIAM F. HARLEY III
         --------------------------------
         William F. Harley III
         Chief Investment Officer

         Exhibit 1

         Information with Respect to Open-Market Transactions of the Preferred by Mellon HBV Alternative Strategies LLC during the Past Sixty Days

                          Amount of   Avg. Price   Type of
         Date              Shares     per Share    Transaction
         ----------------------------------------------------
         04/30/03        10,000       $9.31         Buy
         05/01/03         5,000       $9.00         Buy
         05/02/03         8,000       $8.9812       Buy
         05/05/03         5,000       $9.10         Buy
         05/07/03         7,000       $9.3971       Buy
         05/08/03         7,500       $9.2667       Buy
         05/09/03           400       $9.35         Buy
         05/12/03        12,800       $9.3086       Buy
         05/13/03        20,000       $8.755        Buy
         05/13/03         5,500       $8.7509       Buy
         05/14/03        18,600       $7.982        Buy
         05/14/03         2,500       $8.10         Buy
         05/15/03        23,000       $7.7023       Buy
         05/16/03         8,700       $8.4299       Buy
         05/19/03         2,000       $8.85         Buy
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         Total:        136,000





NY 355494 v2
5/22/03 9:16 AM (40115.0002)